Exhibit 5

EQUIFAX INC. LETTERHEAD

January 31, 2007

Board of Directors	Kent E. Mast
Equifax Inc.	Corporate Vice President & General Counsel
1550 Peachtree Street, N.W.	Equifax Inc.
Atlanta, Georgia 30309	1550 Peachtree St. N.W.
Atlanta, Georgia 30309

Ladies and Gentlemen:

I am familiar with the proceedings taken and proposed to be taken by Equifax Inc., a Georgia corporation (the “Company”), in connection with the issuance by the Company of up to 255,000 of its common shares, $1.25 par value (the “Common Shares”), pursuant to the Equifax Inc. Director Deferred Compensation Plan (the “Plan”).

I have examined, among other things, the Registration Statement on Form S-8 (the “Registration Statement”) as proposed to be filed by the Company with the Securities and Exchange Commission for the registration of the issuance of such Common Shares under the Securities Act of 1933, as amended, and such records and documents as I have deemed necessary in order to express the opinions hereinafter set forth.

Based upon the foregoing, I am of the opinion that the Company is duly incorporated and legally existing corporation under the laws of the State of Georgia.  I am also of the opinion that when the Common Shares to be issued by the Company pursuant to the Plan have been delivered by the Company as specified in the Plan, said Common Shares will be validly issued and outstanding, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to me under the caption “Interests of Named Experts and Counsel” in the Registration Statement.

Very truly yours,

/S/ KENT E. MAST